LEHMAN BROTHERS





January 12, 2006



Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Re:      Lehman Brothers Holdings Inc.
         Commission File No. 001-09466
         Form 10-K for the Fiscal Year Ended November 30, 2004
         Forms 10-Q for the Quarters Ended February 28, 2005, May 31, 2005 and August 31, 2005


Dear Mr. Pande:

The Company's responses below supersede those included in our letter dated January 4, 2006. We have revised our response to comment number three only, to reflect our telephone discussions with a member of the Securities and Exchange Commission ("SEC" or "Commission") staff. The following responses are provided in connection with your December 19, 2005 letter (the "Comment Letter") regarding the SEC staff's review of Lehman Brothers Holdings Inc.'s (together with its subsidiaries, the "Company," "we," or "our") Annual Report on Form 10-K for the year ended November 30, 2004 and Forms 10-Q for the quarterly periods ended February 28, 2005, May 31, 2005 and August 31, 2005 (together the "Filings"). Included below are the Company's responses to the questions raised in the Comment Letter. Numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. In responding to the Comment Letter we acknowledge that:
        o The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
        o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
        o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Mr. Amit Pande                                                            Page 2
Securities and Exchange Commission

Form 10-K for the Fiscal Year Ended November 30, 2004
Notes to Consolidated Financial Statements
Note 11. Commitments and Contingencies - Litigation, page 110

1. We note your response to comment 5 of our letter dated November 18, 2005. Please revise future filings to disclose an estimate of your exposure to loss that is reasonably possible and in excess of the amount accrued. See paragraph 10 of SFAS5.

     In future filings, the Company will disclose the amount, or range, of reasonably possible losses to the extent such losses are estimable and material to the Company's financial condition. In instances in which the Company deems the amount, or range, of reasonably possible losses not to be material, the Company will so state. Additionally, in those instances in which the Company is unable to estimate the amount, or range, of reasonably possible losses for any significant litigation matter, the Company will so state.

Note 16. Incentive Plans - Restricted Stock Units, page 116
2. We note your response to comment 7 of our letter dated November 18, 2005. Please tell us and revise future filings to disclose whether the selling restrictions, which resulted in the recognition of a discount from market value in determining the fair value of restricted stock unit (RSU) awards granted in 2004, existed for RSU awards granted prior to 2004.

     The selling restrictions contained in the 2004 RSU grants also existed, under the same terms, for RSU awards granted in the prior year. In future filings the Company will clarify that RSU grants in each of the years presented contain selling restrictions subsequent to the vesting date.

3. In the event the selling restrictions existed for RSU awards granted prior to 2004, please tell us and revise future filings to clarify:
     o Whether you recognized a similar discount in presenting your pro forma net income and earnings per share information in the table on page 90; and
     o How the adoption of SFAS 123 resulted in this change in measurement.

     When measuring the fair value of RSUs awarded prior to 2004 for purposes of the SFAS 123 pro forma disclosure in Note 1, the Company did not incorporate a pro forma income statement benefit for discounts associated with RSU selling restrictions subsequent to the vesting date. Such discounts associated with RSU awards granted prior to 2004 were not considered to be material to the pro forma earnings disclosures presented (less than $0.10 per share impact to pro forma diluted earnings per share for both 2004 and 2003), and therefore the Company does not intend to revise the calculations of these disclosures.


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Mr. Amit Pande                                                            Page 3
Securities and Exchange Commission

     In future filings the Company's discussion of its adoption of SFAS 123 will include disclosures substantially as follows:

           The Company's adoption of SFAS 123 on a prospective basis in 2004 resulted in a change in measurement for employee stock awards. Beginning in 2004, RSU awards granted are accounted for at fair value in accordance with SFAS 123, under which the measurement of fair value includes a discount from the market value of unrestricted common stock on the RSU grant date for selling restrictions subsequent to the vesting date. RSUs granted prior to 2004 continue to be accounted for in accordance with APB 25 utilizing the intrinsic value method of recognizing compensation, such that a discount is not recognized for selling restrictions subsequent to the vesting date.

Please feel free to call me at (212) 526-9295 if you wish to discuss any of our responses to the Comment Letter, or to answer any other questions you may have.


Sincerely,


/s/Christopher M. O'Meara

Christopher M. O'Meara
Chief Financial Officer
Lehman Brothers Holdings Inc.